April 29, 2005
Via U.S. Mail and Facsimile

George B. Gregory
Polymer Holdings, LLC
700 Milam Street, 13th Floor
North Tower
Houston, TX 77002

Re:	Polymer Holdings, LLC
	Registration Statement on Form S-4
	File No. 333-123749
	Filed: April 1, 2005
	Kraton Polymers, LLC
	Registration Statement on Form S-4
	File No. 333-123747
      Filed: April 1, 2005

Dear Mr. Gregory

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

KRATON POLYMERS LLC FORM S-4

General

1. Please apply, as applicable, the following comments to the registration statement on Form S-4 filed by Kraton Polymers, LLC on
April 1, 2005. Further, we will review the application for confidential treatment filed in connection with Kraton`s registration statement and comment in a separate letter.

2. Please list each of the guarantors as additional registrants in the forepart of the prospectus and on the cover page of the registration statement.

3. Disclose whether the guarantors will wholly and unconditionally guarantee the notes.

Legality Opinion

4. Because this registration statement must register the guarantee of the 8.125% Senior Subordinated Notes as a separate security as well as the 8.125% Notes, please revise your opinion and disclosure under the section Legal Matters to address these guarantees.

      POLYMER HOLDINGS LLC FORM S-4

5. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated.

6. To the extent applicable, provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Where You Can Find More Information, page 1

7. Please remove the statement that any statement made in this prospectus concerning the contents of any contract, agreement or other document is qualified in its entirety by reference to that contract, agreement or document. Rule 411(a) permits qualification of information inside a prospectus by reference to information outside of a prospectus only where incorporation by reference is required by the form or the form requires a description of a document.

8. Either delete the last two sentences on this page or amend it to indicate the information in the prospectus is materially accurate whenever it is used.

Forward-Looking Statement, page 2

9. Please relocate this section to follow the Risk Factors.

Summary, page 3

10. We note your summary contains a lengthy description of the company`s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

11. Ensure that the information you include in your summary is balanced. For example, you cite your strong customer relationships as a competitive strength but you omit any discussion here about the fact that you have no long-term contracts with your customers and rely for a significant percentage of your revenues on a few of your largest. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

Our Company, 3

12. Tell us supplementally of the basis for your belief that you are the world`s leading producer of styrenic block copolymers, or SBCs and your statement that SBCs are a fast growing subset of the broader elastomers industry and the sources on which we relied for these bases.

Risk Factors, page 20

13. Explain how each risk affects investors and the company. In this respect, please revise the presentation to remove phrases like "we cannot give assurances" and "there can be no assurance" regarding a certain set of facts, as they do not state a risk. The real risk is that the event will occur, not your inability to prevent it. Please also avoid generic conclusions that a risk would have an "adverse effect" on your business and disclose what the actual risk to your business will be.

14. With respect to the following risk factors, please clearly explain how each specific risk applies to your company. For example, you have previously experienced difficulty servicing your debt resulting from the failure of your subsidiaries to make cash distributions to you, experienced labor strife that have disrupted your operations, or are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please refer to the following:

* Servicing our indebtedness will require a significant amount of cash. We may not have access to the cash flow and other assets of our subsidiaries..., page 21
* Our products may infringe the intellectual property rights..., page
33
* We may be liable for damages based on product liability...,page
33
* Our relationship with our employees could deteriorate, page 33
* Loss of key personnel or our inability to attract and retain new qualified personnel..., page 34
* Downturns in general economic conditions could adversely affect our profitability, page 35

Risk Factors Relating to the Notes, page 20

15. Because of the similar nature of the risks presented in the risk factors titled "Claims of noteholders will be structurally subordinated to claims of creditors..." and "Your right to receive payments on the notes is effectively junior..." consider consolidating them under one heading or supplementally differentiating them. Please consider doing the same with respect to risk factors titled "Our substantial level of indebtedness could adversely affect our financial condition..." and "Our debt instruments, including the senior secured credit facility and the indenture governing KRATON`s 8.125% Notes, impose significant operating and financial restrictions..."

Regulation of our employees` exposure to butadiene could require material expenditures or changes in our operations, page 33

16. We note your statement that effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene. Please disclose whether this resulted in material expenditures or changes in your operations.

Our insurance coverage may be inadequate...page 35

17. This risk factor appears to duplicate the risk discussed in "Hazards associated with chemical manufacturing..." Please consider consolidated, revising or deleting the risk factor entitled "Our insurance coverage may be inadequate..."

The Exchange Offer, page 36

18. Please revise your letter of transmittal to comply with the following comments.

19. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments; Termination, page 39

20. We note that you reserve the right to delay the acceptance of any initial notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

21. We note your reservation of the right to extend the exchange offer. Please disclose that the notice will disclose the number of securities tendered as of the notice`s date as required by Rule 14e-
1(d) under the Exchange Act. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. Please refer to Exchange Act Rule 14e-1(c). Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

22. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Validity, Form, Eligibility and Acceptance of Tendered Initial
Notes,
page 41

23. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. If you waive a material condition, you are generally required to extend the offering period so at least five business days remain in the offer after the condition is waived. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver`s notice.

Withdrawal Rights, page 43

24. Please revise your disclosure here, and elsewhere in the filing and letter of transmittal, as appropriate, to clarify that you will return any initial notes that are not exchanged "promptly," rather than "as soon as practicable" or "as promptly as practicable" after withdrawal, rejection, expiration or termination of the exchange offer, as required by Rule 14e-1(c).

Conditions, page 43

25. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language accordingly.

26. Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

27. An exchange offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the condition in the second bullet, which states: "an action is proceeding or threatened that would materially impair the issuers` ability to proceed with the exchange offer."



Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 50

SIS Sales Allocations, page 51

28. Please disclose with more specificity the degree to which your sales have been impacted by the worldwide shortage of isoprene.

Raw Materials, page 53

29. We note your statement that the price of styrene is primarily driven by worldwide supply and demand and that the cost of ethylene and benzene are impacted by oil and gas prices. Please elaborate on the reasons for the significant increase in the price of styrene and the relationship of benzene prices to styrene prices.

30. Please elaborate on the causes of the tight supply conditions leading to an increase in butadiene prices in 2002 and 2003 as well as the reasons for the price fluctuations in 2004.

31. Please disclose the reasons for the price increases of isoprene in 2003 and 2004 and state whether the operational problems of key isoprene producers, which led to the 2005 price increases, are likely to reoccur.

Year Ended December 31, 2004, Compared to Combined Year Ended
December 31, 2003, page 57

32. Please discuss the reasons for the 6.7% increase in sales volume in year ended December 31, 2004 compared to the same period ended
December 31, 2003.

33. We note that sales increased by 14.7% for the year ended
December
31, 2004, as compared to the year ended December 31, 2003 and that you attribute the increase to a favorable volume variance, a favorable foreign currency variance and a favorable product mix and price variance. Please explain here and throughout the Management`s
Discussion and Analysis section for all periods discussed, what you mean by "favorable volume variance" and "favorable product mix and price variance." Elaborate on the underlying causes of these variances.

Liquidity and Capital Resources, page 62

34. Please disclose the material financial covenants of your senior secured credit facility. For instance, disclose the minimum interest coverage ratio, maximum permitted capital expenditures, and whether payment would be accelerated upon the exercise of the repurchase option by holders of the exchange notes.

Contractual Commitments-page 64

35. Please revise your table of contractual cash obligations to also
include the following:
	(a)	Estimated interest payment on your debt;
	(b)	Estimated payments related to your Operating Agreements
with Shell;
(c)	Estimated payments related to your Site Services, Utilities,
Materials, and Original Facilities Agreements with Shell; and
	(d)	Planned funding of other postretirement benefit
obligations
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Business, page 68
End-Use Markets, page 72

36. In order to place your competitive position into context, for each of the markets listed, please disclose the percentage of the market you have as well as that of your closest competitors.

37. Please discuss the details of the "turnarounds" you completed at some of your production facilities in 2003 and 2004.

Employment Agreements and Other Compensation Arrangements, page 91

38. Please provide the aggregated option exercises and fiscal year end option value table required by Item 402(d) of Regulation S-K.

Ownership, page 98

39. Please name each natural persons who shares beneficial ownership with TPG Advisors III, Inc., Advisors III, Inc. and JPMP Capital Corp. Please note the guidance provided in Rule 13d-3 and General Instruction C to Schedule 13D. Refer to telephone interpretation 4S.
in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

Description of Exchange Notes, page 102

40. Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language in the body of the prospectus directly from the underlying indenture. Rewrite this disclosure to comply with Rule 421(b) of Regulation C. See the sample prospectus Latham & Watkins prepared for high-yield debt offerings. Latham & Watkins worked on this sample with the staff for compliance with Rule 421(b).
In your prospectus, comply with Rule 421(b) to the same extent this sample prospectus does.

Certain Definitions, page 129

41. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to:
Board of Directors, GAAP, Government Securities, and Investments.

Certain U.S. Federal Income Tax Considerations, page 146

42. Please remove the word "certain" here and elsewhere, as appropriate. Rule 601(b)(8) of Regulation S-K requires you to disclose all material U.S. federal income tax considerations.

43. Did you receive an opinion of tax counsel with respect to these federal income tax considerations? If so, please file with your next amendment. If not, please disclose this.

Financial Statements and notes thereto

44. We note on page 3 your discussion of end-use markets and products and their contribution to revenue mix on page 4. It appears to us that you may have multiple operating segments as defined by paragraph
10 of SFAS 131 that you have aggregated into one reportable segment.
Please tell us how you determined that you have one reportable segment. If you have aggregated operating segments, tell us how you determined the aggregation to be appropriate based on the guidance provided in paragraph 17 of SFAS 131. Additionally, please amend your filing to include enterprise-wide disclosures as required by paragraph 36-39 of SFAS 131.

Consolidated Statements of Changes in Member`s Equity..., page F-5

45. Please tell us why or amend your filing to include a reconciliation of the beginning balance to the ending balance for the year ended December 31, 2002. Refer to Rule 3-04 of Regulation S-X which indicates a statement is required for each year a statement of operations is presented.

Consolidated Statements of Cash Flows, page F-7

46. Please tell us what activity is generating the mark to market interest adjustment disclosed in your reconciliation of income
(loss)
to net cash provided by operating activities. Additionally, please amend your filing to include your accounting policy for interest rate swaps and interest rate caps.

Note 1-Summary of Significant Accounting Policies-The Acquisition, page F-9

47. You disclose that the purchase price of the Acquisition has been allocated based on independent appraisals and management`s estimates.
Either identify the independent valuation firm and file their consent or delete any references to them from your filing. Refer to Item
436(b) of Regulation C.

Note 1(h)-Investment in Joint Venture, page F-11

48. Please tell us and amend your filing to address the consideration given to FIN46 (R) as it relates to your joint venture at your Kashima site. Address your determination of whether this is a variable interest entity and whether this entity should be consolidated.

Note 1(l)-Revenue Recognition, page F-12

49. We note that you recognize rebates as a reduction in revenues as earned. Please tell us and amend your filing to clarify when rebates are earned. Include in your discussion whether rebates are earned ratably over a contract period or only after certain thresholds are met.

Note 5(a)-U.S. Retirement Benefit Plans, page F-23

50. We note that you have disclosed the net amount to be
recognized
as a liability of $15,566 at December 31, 2004; however, we are unable to recalculate that number based only on your benefit obligations and fair value at the end of that period. Please provide us with a reconciliation of your funded status at December 31,
2004
and clearly disclose this in your filing.

51. Additionally, please amend your filing to include the following disclosures as required by SFAS 132 (R):
(a) Information about plan assets-paragraph 5d,
(b) The benefits expected to be paid in the next five years and in the aggregate for the five fiscal years thereafter-paragraph 5f,
(c) The employer`s best estimate of contributions expected to be paid to the plan during the next fiscal year-paragraph 5g.

Note 5(i)-Severance Cost, page F-29

52.	Please amend your filing to include all disclosures required by
paragraph 20 of SFAS 146 relating to your workforce reduction program which was initiated during the year ended December 31, 2004.

Valuation and Qualifying Accounts

53.	Please amend your filing to include Schedule II-Valuation and
Qualifying Accounts.  This schedule should include your allowance for
doubtful accounts, slow moving and obsolete inventory reserves and the valuation allowance for deferred tax assets. Refer to Rule 5-
04
of Regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Mindy Hooker at (202) 824-5459 or John Cash at
(202) 824-5373 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or the undersigned Branch Chief who supervised review of your filings at (202) 942-2864, with any other questions.

Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Stephen H. Shalen, Esq.
	(212) 225-3999

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE